UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Exchange Offers for Certain Series of Notes dated September 29, 2022

99.1

29 September 2022

Haleon plc Announces Exchange Offers for Certain Series of Notes

Haleon plc has today announced an offer to exchange several series of certain outstanding unregistered notes issued prior to the demerger by its subsidiaries GSK Consumer Healthcare Capital US LLC and GSK Consumer Healthcare Capital UK plc for notes (registered under the U.S. Securities Act of 1933).

This is as planned and previously communicated, with the terms of each applicable new note identical to those in the exchange except that the exchange will remove certain transfer restrictions and other provisions that are no longer applicable to the outstanding notes, and enable existing noteholders to receive notes listed on the NYSE.

There is no change to the nominal amount outstanding or terms of the notes already issued, other than as set out above.

The terms of the exchange offer and applicable notes are described in further detail in the appendix and in full in a Registration Statement on Form F-4 filed today with the U.S. Securities and Exchange Commission.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc
Haleon (LSE: HLN, NYSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, Parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Appendix

Not for release, publication or distribution, directly or indirectly, in or into any jurisdiction into which such distribution would be unlawful. This notice is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, any securities. The exchange offers referred to herein are being made solely pursuant to the Prospectus and related documents. The exchange offers referred to herein are not being made to holders of securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

September 29, 2022
Haleon plc Announces Exchange Offers for Certain Series of Notes

Issued in Private Placements in Connection with the Separation from GSK

London, United Kingdom - Haleon plc ("Haleon") (LSE: HLN, NYSE: HLN) today announced the commencement of offers to exchange seven series of outstanding unregistered notes issued by GSK Consumer Healthcare Capital US LLC (the "US Issuer") and GSK Consumer Healthcare Capital UK plc (the "UK Issuer", and together with the US Issuer, the "Issuers") (as set out below), as previously disclosed in Haleon's public filings and pursuant to a registration rights agreement entered into at the time of the original issuance of the notes.

Upon the terms and subject to the conditions set forth in the prospectus and the accompanying letter of transmittal, Haleon is offering to exchange in seven concurrent, but separate, offers (the "Exchange Offers") any and all of the seven series of notes identified under "Title of Series of Original Notes" in the table below (collectively, the "Original Notes"), for a like principal amount of notes of the same series that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), as described under "Title of Series of Exchange Notes" in the table below (collectively, the "Exchange Notes"). The terms of each series of Exchange Notes are substantially identical to the terms of the corresponding Original Notes of such series, except that the transfer restrictions, the special mandatory redemption provisions and registration rights applicable to the Original Notes do not apply to the Exchange Notes. The sole purpose of the Exchange Offers is to offer the holders of the Original Notes the opportunity to receive Exchange Notes that have been registered under the Securities Act and are expected to be listed on the New York Stock Exchange.

The Exchange Offers will expire at 5:00 p.m. (Eastern time) on October 28, 2022, unless extended or earlier terminated by Haleon (such date and time, as the same may be extended or earlier terminated with respect to any or all series of Exchange Notes (as defined below), the "Expiration Date"). In order to be exchanged, an Original Note must be validly tendered and not validly withdrawn at or prior to the applicable Expiration Date, and accepted by the relevant Issuer and Haleon. The "Settlement Date" with respect to the Exchange Offers will be promptly following the Expiration Date and is expected to be November 2, 2022.

A Registration Statement on Form F-4 (the "Registration Statement") relating to the issuance of the Exchange Notes was filed with the Securities and Exchange Commission ("SEC") today but has not yet been declared effective. The Exchange Offers are being made pursuant to the terms and conditions set forth in the preliminary prospectus, dated as of September 29, 2022 (the "Prospectus"), which forms a part of the Registration Statement.

Global Bondholder Services Corporation will act as Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Prospectus may be directed to Global Bondholder Services Corporation at (855) 654-2014. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

If Haleon terminates any Exchange Offer with respect to one or more series of Original Notes, it will give prompt notice to the Exchange Agent, and all Original Notes tendered pursuant to such terminated Exchange Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Original Notes blocked in DTC will be released.

Notes issued by the US Issuer

Description of the Original Notes		Description of the Exchange Notes
CUSIP Number	Title of Series of Original Notes	CUSIP Number	Title of Series of Exchange Notes
36264F AA9 / U04020 AA8	3.024% Callable Fixed Rate Senior Notes due 2024	36264F AH4	3.024% Callable Fixed Rate Senior Notes due 2024
36264G AB5 / U0396G AB9	Callable Floating Rate Senior Notes due 2024	36264F AJ0	Callable Floating Rate Senior Notes due 2024
36264F AB7/ U04020 AB6	3.375% Fixed Rate Senior Notes due 2027	36264F AK7	3.375% Fixed Rate Senior Notes due 2027
36264F AC5 / U04020 AC4	3.375% Fixed Rate Senior Notes due 2029	36264F AL5	3.375% Fixed Rate Senior Notes due 2029
36264F AD3 / U04020 AD2	3.625% Fixed Rate Senior Notes due 2032	36264F AM3	3.625% Fixed Rate Senior Notes due 2032
36264F AE1 / U04020 AE0	4.000% Fixed Rate Senior Notes due 2052	36264F AN1	4.000% Fixed Rate Senior Notes due 2052

Notes issued by the UK Issuer

Description of the Original Notes		Description of the Exchange Notes
CUSIP Number	Title of Series of Original Notes	CUSIP Number	Title of Series of Exchange Notes
36264N AA2 / G4164D AA6	3.125% Fixed Rate Senior Notes due 2025	36264N AB0	3.125% Fixed Rate Senior Notes due 2025

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Original Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Exchange Offers before the deadlines specified herein and in the documents pertaining to the Exchange Offers. The deadlines set by each clearing system for the submission and withdrawal of exchange instructions will also be earlier than the relevant deadlines specified herein and in the documents pertaining to the Exchange Offers.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the "EEA"). For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, "MiFID II") or (ii) a customer within the meaning of Directive (EU) 2016/97(as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling of the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Any offer of the New Notes in any member state of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") from the requirement to publish a prospectus for offers of securities. This press release is not a prospectus for the purposes of the Prospectus Regulation.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the "UK"). For these purposes, a "retail investor" means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the "FSMA") and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the "UK PRIIPs Regulation") for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Any offer of the New Notes in the UK will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of EUWA (the "UK Prospectus Regulation") from the requirement to publish a prospectus for offers of securities. This press release is not a prospectus for the purposes of the UK Prospectus Regulation.

In the United Kingdom, this press release is being distributed only to, and is directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order"), and/or (ii) high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together referred to as "relevant persons"). This press release must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this press release relates is only available to, and will be engaged in with, relevant persons only.

Cautionary note regarding forward-looking statements

Certain statements contained in this announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so actual results may differ materiality from what is expressed or implied by the statements. These statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "estimates", "indicates", "may", "might", "will", "should", "potential", "could" and other words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical or current facts. In particular, these include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results and Haleon's performance as independent company following the demerger.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those discussed under 'Risk Factors' in the Prospectus and any impacts of the COVID-19 pandemic. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: September 29, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary